SEABOARD
                          CORPORATION



August 31, 2015


Kristi Marrone
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549


RE:  Seaboard Corporation
     Form 10-K for the fiscal year ended December 31, 2014
     Response dated August 3, 2015
     File No. 001-03390


Dear Ms. Marrone:

We are writing in response to your letter dated August 21, 2015, with respect to the above-referenced report filed by Seaboard Corporation ("Seaboard" or the "Company"). Our numbered responses to your comments correspond to the numbered comments in your letter.

                   COMMENTS AND OUR RESPONSES

Form 10-K for the fiscal year ended December 31, 2014

Notes to Consolidated Financial Statements, page 32

Comment 1: We  note  your  response to comment 1 that  the  large majority of your current trade receivables and due from affiliates were not past due. Please tell us the credit terms and the specific dollar amount of past due balances of your foreign receivables. Tell us how you evaluated the significance of this information to an investor's financial assessment of the company and a comparison of the company to its competitors.

Response:  Although  our subsidiaries and affiliates do not  have consistent standard credit terms, most generally range between 30 and 60 days. We do have trade receivable accounts that age from time to time, but we generally do not focus on accounts until they have aged greater than 90 days, unless a specific collectability concern has been identified. As of December 31, 2014 approximately $33.7 million, or
           6.4%  of  our  total $530.0 million trade

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           receivables and due from  affiliates were greater than
           90 days past due, net of reserves, including $15.3 million, or 45.4% of the greater than 90 days balance,
           related to the Power segment and the Brazilian   flour
           production   business.  Each  of  our  other   foreign
           entities having past due receivables greater than 90 days accounted for less than 1% of the total trade receivables and due from affiliates and did not aggregate to any heightened level of collection risk.

           Our foreign receivable risk is distributed over many different companies, industries and countries and we have not historically experienced greater write-offs of foreign receivables, except for those receivables we have specifically discussed in our filings. In addition, due to the disaggregated nature of our foreign receivables and certain country locations, we are unable to benchmark collection risk to specific competitors. The risk we reference in the Critical Accounting Estimates and in Note 12, Segment Information of our annual report was meant to primarily relate to our Power Segment foreign receivables in the Dominican Republic, which at times has historically been dependent on the government obtaining external financing and specific risk in certain countries that are experiencing distressed economic conditions and that have more significant receivable balances, such as Brazil currently. While we believe certain of our foreign receivables generally represent more of a collection risk than domestic receivables, this was not meant to be interpreted that all our foreign receivables are riskier than our domestic receivables. In future Exchange Act periodic reports, we will modify disclosure to specifically reference which foreign trade receivables and due from affiliates receivables are at a heightened risk and to the extent its material and meaningful we will include quantifications to enhance an investor's understanding of the risk.


Form 10-Q for the quarterly period ended July 4, 2015

Note 9 - Segment Information, page 14

Comment 2: We  note  your response to comment 2 relating  to  the
           $34.6 million note receivable from the bakery business in DRC. We note on page 15 of the referenced Form 10-Q that no payment was received in June and you agreed to review future payment terms. Please tell us with sufficient specificity the assumptions used in estimating future cash flows for this business and how you determined that those assumptions were reasonable given the continued operating losses and other challenges faced by this business and the default on the first payment due in June 2015.

Response:  The  bakery  business  in the Democratic  Republic  of
           Congo was a greenfield construction, originating during the fourth quarter of 2012. The initial start-up phase has been extended as challenges such as securing a consistent fuel and electricity source, the development of a country-specific distribution model, and

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           resolving technical  and  quality  issues  have  taken
           longer   than   originally   projected.   Cash    flow
           assumptions were revised at the end of 2014 to reflect
           the  extended  nature  of  the  start-up  period    as
           compared to the original forecast which resulted in the write-off of the investment. The forecast used at December 31, 2014 estimated continued losses in the near term and that once the operational and market
           issues    (credible   and   sustainable   distribution
           channels,   steady  stream  of  power  and  consistent
           quality of production) were resolved, the business plan, which projects increasing production and market share, would be achieved resulting in positive cash flows and a sustained level of profitability.

           As of the second quarter of 2015, the forecast was revised to reflect the actual improvements in volume and EBITDA achieved during the first six months of 2015 as compared to our 2014 year-end revised projections. Specific improvements included new products being developed and sold, improved shelf life and quality, and the completion of new logistics design which is expected to improve volumes and profitability.

           We used a probability weighting of the different cash flow scenarios, but did not assume that the other equity partner's guarantee of the debt was collectable, although it may be. In evaluating the future cash flows estimates, we used a discount factor based on the effective rate on the note receivable. In addition, we used commission, volume, pricing and margins assumptions consistent with what is currently being achieved and took into account the positive impact of improved shelf life and quality. Our forecasts reflect that when all operational and market issues are substantially resolved, the business will deliver a more reliable and consistent product and achieve increased volume and additional market share. Although our equity investment in this business has been written-off, management believes the business plan is achievable and that the business will generate positive cash flows sufficient to recover the note receivable.

           We compare our assumptions to weekly snapshots of bread production that provides sales volumes, price per product sold, variable costs and consumption rates per sack of flour, kilograms of yeast and salt and liter of fuel to monitor the progress of the specific improvements and as a comparison to forecast. Additionally, although no agreement has been reached, we believe the payment terms and maturity of the bakery's debt to us will be extended to better match the projected future cash flows of the business.

Comment 3: We  note your response to comment 3. We note that your investment  in  and advances and note receivable  from
           the flour production business in Brazil have been written down to zero. We further note on page 15 of the referenced Form 10-Q that you had a gross receivable due from affiliate related to this business resulting from sales of grain and supplies of $16.5 million as of July 4, 2015 which you reserved $3 million based on an analysis of collectability and

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           working capital.  Please  tell  us    with  sufficient
           specificity how you came to the conclusion that no additional allowance for losses was necessary as of July 4, 2015.

Response:  In  evaluating the collectability of the $16.5 million trade receivable, Seaboard considered the working capital of the business, which is one of the measures that Seaboard typically uses as an indicator of impairment, along with our knowledge and understanding of the operational performance and capabilities of the business. Historically, negative working capital has been a good early indicator of collectability concerns at Seaboard's nonconsolidated affiliates, although it does not always mean impairment because it does not reflect the cash flow generating capability of the fixed assets. As of the end of the second quarter of 2015, the company had negative working capital. To evaluate the amount of any allowance for bad debt that should be recorded, we considered a probability weighting of collection scenarios that assumed third-party bank debt would first be paid back and then evaluated the remaining cash available to recover the receivable. The critical assumptions used in the various collection scenarios were the completion of the refurbishment of an operating plant during the third quarter, improvements to the shelf life and quality of the flour resulting from operational changes made over the last year and the expiration of a mill tolling agreement during the third quarter of 2015. Our analysis indicated that a reserve of $3 million was required.

           Management notes certain positive developments were included in the analysis of collectability including the improvement of yield and the third quarter ending of a toll milling arrangement that has previously constrained the company's ability to make certain improvements. Additional positive developments expected but not specifically included in this analysis were the impact of a new production line at our primary milling facility, successful replacement of the managing director and certain overhead reductions expected during the second half of 2015.

We hope that the above has been of assistance to you and that it is fully responsive to your comments. If you have any questions or require any further information, please call me at
(913) 676-8833 or Michael Trollinger, Vice President, Corporate Controller and Chief Accounting Officer at (913) 676-8735.

Very truly yours,

SEABOARD CORPORATION


/s/ Robert L. Steer
Robert L. Steer
Executive Vice President and
Chief Financial Officer

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